November 13, 2007

Ibolya Ignat, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC  20549

Re:

Registrant: GeneThera, Inc.; File Number: 000-27237

Dear Ms. Ignat,

On Friday, November 9th, 2007, we received your facsimile communication regarding our filing of Form 8K Item 4.02(a). Below is the response to your comments.

1)

We will amend our Form 8K to reflect the date, November 5th, 2007, on which we determined the investors should no longer rely upon our financial statements for those specified periods.

2)

The circumstances which brought up the discovery of the clerical errors were upon my reviewing the previous filings with our Auditors and Controller for the preparation of our current 10Q data. The errors were clerical.

3)

The members of our Company’s Audit Committee attended the meeting with our auditors under the direction from the Board of Directors.

4)

These clerical errors were isolated incidents. It did not amount to any material weakness.

5)

The original disclosures are still appropriate. We also believe the disclosures are adequate.

Cordially,

Tannya L. Irizarry

Chief Administrative Officer

Chief Financial Officer (Interim)

TLI